SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Glen Burnie Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377407 10 1

(Cusip Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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CUSIP No. 377407 10 1	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Marian K. McCormick	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER 26,910

	6	SHARED VOTING POWER 70,000

	7	SOLE DISPOSITIVE POWER 26,910

	8	SHARED DISPOSITIVE POWER 70,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,910

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%

12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

Item 1 (a).	Name of Issuer:
Glen Burnie Bancorp
Item 1 (b).	Address of Issuer's Principal Executive Offices:
101 Crain Highway, S.E., Glen Burnie, Maryland 21061
Item 2 (a).	Name of Person Filing:
This Schedule 13G is being filed on behalf of the following Reporting Person: Marian K. McCormick
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
8 Oak Lane, N.W., Glen Burnie, Maryland 21061
Item 2 (c).	Citizenship:
USA
Item 2 (d).	Title of Class of Securities:
Common Stock, par value $1.00 per share
Item 2 (e).	CUSIP Number:
377407 10 1
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
As of December 31, 2002, the following shares were beneficially owned by the Reporting Person:
(a) Amount beneficially owned:
96,910(1)(2)
(b) Percent of class:
5.8%(1)(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
26,910(1)
(ii) Shared power to vote or to direct the vote:
70,000(2)
(iii) Sole power to dispose or to direct the disposition of:
26,910(1)
(iv) Shared power to dispose or to direct the disposition of:
70,000(2)

(1) Includes: 17,772 shares owned directly by the Reporting Person; and 9,138 shares held by the Reporting Person for the benefit of minor children under the Maryland Uniform Gift to Minors Act. The Reporting Person disclaims beneficial ownership of the shares held by the Reporting Person for the benefit of minor children.
(2) Represents shares held by a family educational trust of which the Reporting Person is one of four trustees. The Reporting Person disclaims beneficial ownership of all but the Reporting Person's proportionate share of beneficial ownership of these shares, which is not possible to ascertain at this time.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2003

/s/ Marian K. McCormick
Marian K. McCormick